UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*
_______________________

Minco Gold Corporation
 (formerly Minco Mining & Metals Corporation)
(Name of Issuer)

Common Stock without par value
(Title of Class of Securities)

60254D108
 (CUSIP Number)

Karen L. Dunfee
Teck Resources Limited
(formerly Teck Cominco Limited)
Suite 3300 – 550  Burrard Street
Vancouver, B.C. V6C 0B3
Canada
Tel. No.:  (604) 699-4060
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

March 24, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60254D108	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Teck Resources Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 2,443,243 shares of Common Stock
	8	SHARED VOTING POWER (See Item 5) -0-
	9	SOLE DISPOSITIVE POWER (See Item 5) 2,443,243 shares of Common Stock
	10	SHARED DISPOSITIVE POWER (See Item 5) -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 2,443,243 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.86% of issued and outstanding shares of Common Stock
14	TYPE OF REPORTING PERSON CO

CUSIP No. 60254D108	SCHEDULE 13D	Page 3 of 5

Item 1.	Security and Issuer

This constitutes Amendment No. 4 to the Statement on Schedule 13D, dated December 8, 2003, as amended by Amendment No. 1 dated July 21, 2004,  Amendment No. 2 dated December 10, 2004 and Amendment No. 3 dated December 14, 2004 , relating to shares of common stock  without par value, of Minco Gold Corporation,  located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3P3.  Explanatory Note:  The purpose of this Amendment No. 4 is to amend Items 2 and 5 of the Schedule 13D, as amended by amendments Nos. 1-3, and to report that Teck Resources Limited no longer holds five percent or more of  Minco Gold Corporation common stock.

Item 2.	Identity and Background

The identity of the security holder is Teck Resources Limited , a mining company, with principal executive offices at 3300 — 550 Burrard Street, Vancouver, B.C., Canada, which was incorporated under the laws of Canada.  During the last five years,  neither  nor any of its subsidiaries has been convicted of a criminal proceeding.  During the last five years, neither Teck Resources Limited (Teck Cominco Limited) nor any of its subsidiaries has been a party to a civil proceeding of a  judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

The aggregate number of shares of common stock held is 2,443,243 shares of common stock, which represents 4.86% of the issued and outstanding shares of Minco

CUSIP No. 60254D108	SCHEDULE 13D	Page 4 of 5

Gold Corporation,  common stock, according to recent share counts provided by Minco Gold Corporation.  Teck Resources Limited has the sole power to vote and dispose of these securities.  The following are the transactions in these securities by Teck Resources Limited during the past 60 days (all sales):

DATE	NO. OF SHARES SOLD	PRICE PER SHARE

22 February 2011	700	$2.32
	12,700	$2.33
	2,400	$2.34
	6,600	$2.35
	9,700	$2.36
	3,700	$2.37

04 March 2011	10,000	$2.32
	4,200	$2.33
	12,000	$2.34

09 March 2011	154,700	$2.34
	17,900	$2.35

11 March 2011	2,800	$2.34

No other person has the power to direct the receipt of dividends or any proceeds of dispositions of these securities.  On February 22, 2011 Teck Resources Limited ceased to be a beneficial owner of more than 5% of the common shares of Minco Gold Corporation.

CUSIP No. 60254D108	SCHEDULE 13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 24, 2011

TECK RESOURCES LIMITED

By:	/s/ Karen L. Dunfee
Name: Karen L. Dunfee
Title: Corporate Secretary